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Exhibit 99.4

FALCONBRIDGE LIMITED

Certification of Interim Filings

I, Michael F. Doolan, the Senior Vice President and Chief Financial Officer of Falconbridge Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Falconbridge Limited (the "issuer") for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2004

MICHAEL F. DOOLAN Michael F. Doolan Senior Vice President and Chief Financial Officer

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FALCONBRIDGE LIMITED Certification of Interim Filings